Exhibit 10(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement No. 2-56978 on Form N-1A of our report dated June 22, 2021, relating to the financial statements and financial highlights of BlackRock Sustainable Emerging Markets Equity Fund, a series of BlackRock Funds VII, Inc. (formerly known as BlackRock Asian Dragon Fund, Inc.) (the “Fund”), appearing in the Annual Report on Form N-CSR of the Fund for the year ended April 30, 2021, and to the references to us under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectuses and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

November 2, 2021